UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: November 21, 2005
	By	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the followings:
1.	The announcement released by the Company to the press in Japan dated November 21, 2005, that Mr. Tamihiko Sudo, currently Executive Vice President and Representative Director, will become President and Representative Director, effective as of January 1, 2006.

For Immediate Release
Management Change at Pioneer Corporation
November 21, 2005, Tokyo, Japan — The board of directors of Pioneer Corporation, at its meeting held on November 21, 2005, resolved to appoint Mr. Tamihiko Sudo, currently Executive Vice President and Representative Director, as its new President and Representative Director, effective as of January 1, 2006.
Mr. Kanya Matsumoto, currently Chairman and Representative Director, and Mr. Kaneo Ito, currently President and Representative Director, will assume the office of Director and Advisor, respectively, effective January 1, 2006.
This change in management is an indication of their assuming responsibility for the steep decline in Pioneer’s financial performance due to the smaller-than-planned number of units sold of plasma displays and DVD recorders, both strategic products.
Mr. Sudo has held various top executive posts, including president of Pioneer’s Mobile Entertainment Company (MEC) and Pioneer’s overseas subsidiary. He has a wealth of experience in managerial methods, and was project leader when MEC won the Japan Quality Award.
Under his new leadership, Pioneer Corporation will expedite restructuring of operations and seek to improve its business performance as soon as possible.
Pioneer Corporation is one of the leading manufacturers of consumer and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.
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For further information, please contact:
Public Relations
Pioneer Corporation, Tokyo, Japan
Phone: +81-3-3495-9885
E-mail: pioneer_prd@post.pioneer.co.jp
Website: http://www.pioneer.co.jp

Profile of Mr. Tamihiko Sudo     As of Jan. 1, 2006
President and Representative Director
(currently Executive Vice President and Representative Director)

Date of Birth:	April 28, 1947
Place of Birth:	Gunma Prefecture, Japan
Education:	In March 1970, graduated from the College of Social Relations, Rikkyo University

Business Career:
Apr. 1970	Joined Pioneer Corporation (PEC)
Jan. 1977	Moved to Pioneer Electronic (Europe) NV
Mar. 1988	General Manager, Europe Dept, International Div, PEC
Feb. 1989	Managing Director, Pioneer Electronic (Holland) NV
Apr. 1994	General Manager, Product Planning Dept., Car Electronics Div., PEC
Feb. 1996	General Manager, Car Electronics Div., PEC
Jul. 1997	General Manager, Product Planning Div., Mobile Entertainment Company, PEC
Mar. 2000	Vice President of Mobile Entertainment Company, PEC
Jun. 2000	Executive Officer and Vice President of Mobile Entertainment Company, PEC
Jun. 2002	Senior Executive Officer, and Vice President of Mobile Entertainment Company, PEC
Jun. 2003	Managing Director, and Vice President of Mobile Entertainment Company, PEC
Jun. 2004	Senior Managing Director and Representative Director, and Vice President of Mobile Entertainment Company, PEC
Jun. 2005	Executive Vice President and Representative Director, PEC (In charge of corporate strategy planning, corporate management, export management in general, and quality control in general)